Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Second Quarter 2022 Financial Results

--Record EU DG revenues, high-volume shipments commenced for US Utility-Scale--
-- Maxeon 7 ready to scale with funding secured --

Singapore, August 18, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the second quarter ended July 3, 2022.
Maxeon's Chief Executive Officer Jeff Waters noted, "Demand for our technology continues to strengthen, in part because of our direct-to-installer model in DG and our exposure to the US utility-scale business. The DG business posted another record for EU revenues based on higher volume, panel price increases and growing Beyond the Panel mix. In the US, we completed our first direct deliveries to commercial customers and began building the domestic sales team for our residential channel. Utility-scale demand is another bright spot in the US where we added another 1.2 gigawatts of bookings and executed our first contract with price adjustment mechanisms designed to ensure we secure margins consistent with our long-term financial model."

Commenting on result of the Company’s fund raising effort, Waters added, “We recently announced a $207 million private convertible bond issuance to our significant shareholder TZE. This transaction will provide the necessary funding for our Maxeon 7 conversion project in the Philippines and Mexico, among other things. This transaction also highlights TZE’s continued commitment to, and confidence in, Maxeon’s success.”

Continued Waters, “In the second quarter of 2022, Maxeon executed further on our multi-year capacity transformation with notable progress on Maxeon 6, Maxeon 7 and our North America Performance Line. We've produced our last ever Maxeon 5 module and are on track to have a fully utilized half gigawatt of Maxeon 6 capacity later this year. The Maxeon 7 pilot line achieved its performance targets and, with funding recently secured, we now plan to scale the technology. Our Performance Line remains on track to reach 1.8 gigawatts early next year and based on recent passage of the Inflation Reduction Act, we are accelerating plans to add an incremental 3 gigawatts in the US."

Selected Q2 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q2 2022	Fiscal Q1 2022	Fiscal Q2 2021
Shipments, in MW	521	488	434
Revenue	$238,080	$223,081	$175,895
Gross loss(1)	(39,324)	(12,964)	(2,812)
GAAP Operating expenses	35,701	37,410	38,069
GAAP Net loss attributable to the stockholders(1)	(87,920)	(59,112)	(77,011)
Capital expenditures	18,231	21,682	51,703

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q2 2022	Fiscal Q1 2022	Fiscal Q2 2021
Non-GAAP Gross loss	$(23,905)	$(12,542)	$(2,629)
Non-GAAP Operating expenses	30,162	34,367	31,200
Adjusted EBITDA(3)	(36,833)	(33,590)	(23,536)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
(3)The Adjusted EBITDA for three months ended July 4, 2021 did not contain an adjustment for equity in losses of unconsolidated investees. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended July 4, 2021, please refer to our Form 6-K furnished with the SEC on August 12, 2021.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	July 3, 2022	April 3, 2022	July 4, 2021
Incremental cost of above market polysilicon(1)	Cost of revenue	3,308	7,388	12,538
Loss on ancillary sales of excess polysilicon(2), (3)	Cost of revenue	—	8,328	2,498
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)For the three months ended April 3, 2022, the loss on ancillary sales of excess polysilicon also included $5.9 million provision for the loss on firm purchase commitment in connection to the ancillary sales to third parties of excess polysilicon to be fulfilled in subsequent quarters.
Third Quarter 2022 Outlook
For the third quarter of 2022, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	580 - 620 MW
Revenue	$270 - $290
Gross loss(1)	$10 - $20
Non-GAAP gross loss(1), (2)	$10 - $20
Operating expenses	$38 ± $1
Non-GAAP operating expenses(3)	$35± $1
Adjusted EBITDA(1), (4)	$(27) - $(37)
Capital expenditures(5)	$21 - $25
Out-of-market polysilicon cost(1)	$1
(1)Outlook for Gross loss, Non-GAAP gross loss and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP gross loss is impacted by the effects of adjusting for stock-based compensation expense. The Company does not provide a reconciliation between its gross loss and Non-GAAP gross loss outlook as the outlook is rounded to the nearest million and hence the adjustment does not result in a difference to Non-GAAP gross loss outlook.

(3)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(4)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in gain or loss of unconsolidated investees.
(5)Capital expenditures are directed mainly to upgrading production to Maxeon 6 in our Malaysia factory, the purchase of cell and module equipment for our 1.8 GW of Performance line capacity for the U.S., as well as developing Maxeon 7 technology and operating a pilot line.
These anticipated results for the third quarter of 2022 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s second quarter 2022 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on August 18, 2022, at 5:30 PM U.S. ET / August 19, 2022, at 5:30 AM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our third quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding, our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross loss, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward, loss on extinguishment of debt, impairment and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross loss is defined as gross loss excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross loss, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross loss, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees. We incur restructuring charges and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Impairment. This relates to the impairment of assets recorded by our equity method investee, Huansheng Photovoltaic (Jiangsu) Co., Ltd ("Huansheng JV"). Asset impairment is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees. This relates to the loss on our unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long-term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	July 3, 2022	April 3, 2022	July 4, 2021
Gross loss	$(39,324)	$(12,964)	$(2,812)
Stock-based compensation	249	422	183
Loss related to settlement of price escalation dispute	15,170	—	—
Non-GAAP Gross loss	(23,905)	(12,542)	(2,629)

GAAP Operating expenses	35,701	37,410	38,069
Stock-based compensation	(1,896)	(2,275)	(1,708)
Restructuring charges and fees	(3,643)	(768)	(5,161)
Non-GAAP Operating expenses	30,162	34,367	31,200

GAAP Net loss attributable to the stockholders	(87,920)	(59,112)	(77,011)
Interest expense, net	5,685	4,786	7,054
Provision for (benefit from) income taxes	937	825	(1,217)
Depreciation	15,305	12,898	9,681
Amortization	75	90	65
EBITDA	(65,918)	(40,513)	(61,428)
Impairment	—	—	—
Stock-based compensation	2,145	2,697	1,891
Loss related to settlement of price escalation dispute	15,170	—	—
Restructuring charges and fees	3,643	768	5,161
Remeasurement loss on prepaid forward	3,986	397	27,035
Equity in losses of unconsolidated investees	4,141	3,061	3,805
Adjusted EBITDA(1)	(36,833)	(33,590)	(23,536)
(1)The Adjusted EBITDA for three months ended July 4, 2021 did not contain an adjustment for equity in losses of unconsolidated investees. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended July 4, 2021, please refer to our Forms 6-K furnished with the SEC on August 12, 2021.
Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Operating expenses	$38 ± $1
Stock-based compensation	(2)
Restructuring charges and fees	(1)
Non-GAAP operating expenses	$35± $1
©2022 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	July 3, 2022	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$138,347	$166,542
Restricted short-term marketable securities	980	1,079
Accounts receivable, net	57,664	39,730
Inventories	282,440	212,820
Advances to suppliers, current portion	15,447	51,045
Prepaid expenses and other current assets	112,030	61,904
Total current assets	$606,908	$533,120
Property, plant and equipment, net	397,431	386,630
Operating lease right of use assets	15,317	15,397
Other intangible assets, net	289	420
Advances to suppliers, net of current portion	1,407	716
Deferred tax assets	4,969	5,183
Other long-term assets	54,741	115,077
Total assets	$1,081,062	$1,056,543
Liabilities and Equity
Current liabilities:
Accounts payable	$267,598	$270,475
Accrued liabilities	105,859	78,680
Contract liabilities, current portion	118,645	44,059
Short-term debt	49,806	25,355
Operating lease liabilities, current portion	2,817	2,467
Total current liabilities	$544,725	$421,036
Long-term debt	1,855	213
Contract liabilities, net of current portion	101,360	58,994
Operating lease liabilities, net of current portion	12,917	13,464
Convertible debt	189,556	145,772
Deferred tax liabilities	1,501	1,150
Other long-term liabilities	60,637	61,039
Total liabilities	$912,551	$701,668
Commitments and contingencies
Equity:
Common stock, no par value (44,708,556 and 44,246,603 issued and outstanding as of July 3, 2022 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	576,359	624,261
Accumulated deficit	(399,871)	(262,961)
Accumulated other comprehensive loss	(13,402)	(11,844)
Equity attributable to the Company	163,086	349,456
Noncontrolling interests	5,425	5,419
Total equity	168,511	354,875
Total liabilities and equity	$1,081,062	$1,056,543

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	July 3, 2022	July 4, 2021	July 3, 2022	July 4, 2021
Revenue	$238,080	$175,895	$461,161	$341,312
Cost of revenue	277,404	178,707	513,449	343,073
Gross loss	(39,324)	(2,812)	(52,288)	(1,761)
Operating expenses:
Research and development	12,416	10,165	26,310	23,195
Sales, general and administrative	21,520	22,743	45,271	46,061
Restructuring charges	1,765	5,161	1,530	6,020
Total operating expenses	35,701	38,069	73,111	75,276
Operating loss	(75,025)	(40,881)	(125,399)	(77,037)
Other expense, net
Interest expense, net	(5,684)	(7,054)	(10,470)	(14,666)
Other, net	(1,978)	(26,900)	(2,130)	(17,456)
Other expense, net	(7,662)	(33,954)	(12,600)	(32,122)
Loss before income taxes and equity in losses of unconsolidated investees	(82,687)	(74,835)	(137,999)	(109,159)
(Provision for) benefit from income taxes	(937)	1,217	(1,762)	(1,045)
Equity in losses of unconsolidated investees	(4,141)	(3,805)	(7,201)	(5,935)
Net loss	(87,765)	(77,423)	(146,962)	(116,139)
Net (income) loss attributable to noncontrolling interests	(155)	412	(70)	314
Net loss attributable to the stockholders	$(87,920)	$(77,011)	$(147,032)	$(115,825)

Net loss per share attributable to stockholders:
Basic	$(2.15)	$(1.99)	$(3.61)	$(3.36)
Diluted	(2.15)	(1.99)	(3.61)	(3.36)

Weighted average shares used to compute net loss per share:
Basic	40,853	38,639	40,751	34,483
Diluted	40,853	38,639	40,751	34,483

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net (loss) income	—	$—	$—	$(87,920)	$—	$(87,920)	$155	$(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive income	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	1,570	—	1,570
Other comprehensive income	—	—	—	—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$(47,255)	$(10,470)	$392,769	$6,743	$399,512
Net loss	—	—	—	(77,011)	—	(77,011)	(412)	(77,423)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	57	—	(1,262)	—	—	(1,262)	—	(1,262)
Recognition of stock-based compensation	—	—	2,097	—	—	2,097	—	2,097
Other comprehensive income	—	—	—	—	(473)	(473)	—	(473)
Balance at July 4, 2021	44,197	—	621,013	(124,266)	(10,943)	485,804	6,331	492,135

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended
	July 3, 2022	July 4, 2021
Cash flows from operating activities
Net loss	$(146,962)	$(116,139)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	28,368	19,028
Stock-based compensation	4,842	3,393
Non-cash interest expense	2,819	7,175
Equity in losses of unconsolidated investees	7,201	5,935
Deferred income taxes	475	721
Loss on disposal of property, plant and equipment	191	1,045
Remeasurement loss on prepaid forward	4,383	18,680
Other, net	558	(777)
Changes in operating assets and liabilities
Accounts receivable	(18,728)	29,089
Contract assets	1,025	172
Inventories	(69,902)	(42,119)
Prepaid expenses and other assets	(20,825)	(5,040)
Operating lease right-of-use assets	1,337	1,236
Advances to suppliers	34,907	18,892
Accounts payable and other accrued liabilities	58,134	(5,250)
Contract liabilities	117,329	47,540
Operating lease liabilities	(1,454)	(1,459)
Net cash provided by (used in) operating activities	3,698	(17,878)
Cash flows from investing activities
Purchases of property, plant and equipment	(39,913)	(62,661)
Proceeds from (cash paid for) disposal of property, plant and equipment	32	(148)
Net cash used in investing activities	(39,881)	(62,809)
Cash flows from financing activities
Proceeds from debt	130,010	97,243
Repayment of debt	(105,650)	(119,927)
Repayment of finance lease obligations	(332)	(358)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(23)	(3,812)
Net proceeds from issuance of common stock	—	169,684
Distribution to noncontrolling interest	(64)	—
Net cash provided by financing activities	23,941	142,830
Effect of exchange rate changes on cash, cash equivalents and restricted cash	160	26
Net (decrease) increase in cash, cash equivalents and restricted cash	(12,082)	62,169
Cash, cash equivalents and restricted cash, beginning of period	192,232	209,572

	Six Months Ended
	July 3, 2022	July 4, 2021
Cash, cash equivalents and restricted cash, end of period	$180,150	$271,741
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$33,800	$20,947
Cost from issuance of common stock paid in shares	—	1,078
Property, plant and equipment obtained through capital lease	2,127	—
Right-of-use assets obtained in exchange for lease obligations	1,257	—
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of July 3, 2022 and July 4, 2021:

(In thousands)	July 3, 2022	July 4, 2021
Cash and cash equivalents	$138,347	$266,880
Restricted cash, current portion, included in Prepaid expenses and other current assets	35,396	4,335
Restricted cash, net of current portion, included in Other long-term assets	6,407	526
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$180,150	$271,741